EXHIBIT 4.5

DESCRIPTION OF SENSIENT TECHNOLOGIES CORPORATION’S
SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT

The following is a summary description of the material terms of the Common Stock and Cumulative Preferred Stock of Sensient Technologies Corporation (the “Company,” “we,” “us” or “our”). It may not contain all the information that is important to you. For additional information, you should look at our Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws, copies of which are on file with the SEC as exhibits to our periodic reports and are incorporated by reference.

Our Common Stock is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934.

Authorized Stock

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of up to 100,000,000 shares of Common Stock, $0.10 par value per share, and up to 250,000 shares of Cumulative Preferred Stock, no par value, of which 100,000 shares are designated as Series A Participating Cumulative Preferred Stock. There are no shares of Cumulative Preferred Stock currently outstanding.

Common Stock

Dividend Rights.

Subject to limitations under Wisconsin law and the rights of any outstanding shares of Cumulative Preferred Stock, holders of our Common Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose.

Voting Rights.

Each outstanding share of our Common Stock is entitled to one vote per share held of record on all matters to be voted upon by the shareholders. At a meeting of shareholders at which a quorum is present, for all matters other than the election of directors, a matter is approved if the votes cast favoring the matter exceed the votes cast opposing the matter unless the matter is one upon which a different vote is required by our Amended and Restated Articles of Incorporation, as amended, our Amended and Restated By-Laws or the Wisconsin Business Corporation Law. Directors are elected by a majority of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present except in a contested election of directors. There is no cumulative voting with respect to the election of directors or any other matter. Under the Wisconsin Business Corporation Law, the affirmative vote of shareholders holding at least a majority of the shares entitled to vote is generally required to approve (i) a merger to which we are a party, (ii) the sale, lease, exchange or other disposition of all or substantially all of our assets, (iii) an amendment to our Amended and Restated Articles of Incorporation, which requires a shareholder vote, and (iv) our dissolution.
Liquidation, Dissolution, or Winding Up.

If we liquidate, dissolve, or wind up, subject to the rights of any outstanding shares of Cumulative Preferred Stock, the holders of our Common Stock are entitled to share ratably in all assets legally available for distribution to our shareholders after the payment of all of our debts and other liabilities.

Rights and Preferences.

Holders of our Common Stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to shares of our Common Stock.

Miscellaneous.

All outstanding shares of our Common Stock are fully paid and not liable to further calls or assessments by us.

Transfer Agent and Registrar.

Equiniti Trust Company serves as the registrar and transfer agent for our Common Stock.

Stock Exchange Listing.

Our Common Stock is listed on the New York Stock Exchange, Inc. under the trading symbol “SXT”.

Cumulative Preferred Stock

Our Board of Directors has the authority, without further action by our shareholders, to issue Cumulative Preferred Stock in series from time to time, with such designations, preferences, and other rights, qualifications, limitations, or restrictions thereof, including, without limitation:

●	the rate of dividend;

●	the price at and the terms and conditions on which shares may be redeemed;

●	the amount payable upon shares in the event of voluntary or involuntary liquidation;

●	sinking fund provisions for the redemption or purchase of shares; and

●	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion.

Our Board of Directors may authorize the issuance of shares of Cumulative Preferred Stock with rights that could adversely affect the rights of the holders of our Common Stock. The purpose of authorizing our Board of Directors to issue shares of Cumulative Preferred Stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Cumulative Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of Cumulative Preferred Stock on the rights of holders of our Common Stock until our Board of Directors determines the specific rights attached to that Cumulative Preferred Stock.

There are no shares of Series A Participating Cumulative Preferred Stock currently outstanding. Any outstanding shares of our Series A Participating Cumulative Preferred Stock would have the same voting rights as our Common Stock, but preferential dividend rights and preferential rights upon the liquidation, dissolution, or winding up of the Company compared to our Common Stock, each as further described in our Amended and Restated Articles of Incorporation.

Wisconsin Anti-Takeover Provisions

Under Section 180.1150 of the Wisconsin Business Corporation Law, unless the Board of Directors otherwise specifies, the voting power of shares of a “resident domestic corporation,” such as us, which are held by any person holding in excess of 20% of the voting power of our stock will be limited to 10% of the full voting power of the shares. This statutory voting restriction does not apply to shares acquired directly from us, acquired in a transaction incident to which our shareholders vote to restore the full voting power of the shares, and under other circumstances more fully described in Section 180.1150 of the Wisconsin Business Corporation Law.

Sections 180.1141 through 180.1144 of the Wisconsin Business Corporation Law provide that a “resident domestic corporation,” such as us, may not engage in a “business combination” with a person beneficially owning 10% or more of the voting power of our outstanding stock (an “interested stockholder”) for three years after the date the interested shareholder acquired its 10% or greater interest, unless the business combination or the acquisition of the 10% or greater interest was approved before the stock acquisition date by our Board of Directors. After the three-year period, a business combination that was not so approved can be completed only if it is approved by a majority of the outstanding voting shares not held by the interested shareholder or is made at a specified price intended to provide a fair price for the shares held by noninterested shareholders.

Sections 180.1130 through 180.1132 of the Wisconsin Business Corporation Law provide that a “resident domestic corporation,” such as us, may not engage in a “business combination” with a person beneficially owning 10% or more of the voting power of our outstanding stock (a “significant stockholder”) unless the business combination either satisfies certain fair price criteria or the business combination is approved by at least 80% of the voting power of our stock and at least two-thirds of the voting power of our stock not beneficially owned by the significant stockholder.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Amended and Restated By-Laws establish advance notice procedures with respect to shareholder proposals to be brought before a shareholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.